SECURITIES & EXCHANGE COMMISSION ("SEC")

SECURITIES & EXCHANGE COMMISSION ("SEC")

PRINCIPAL SANCTION: CEASE AND DESIST

OTHER SANCTIONS: THE BANK'S AGREEMENT TO OFFER PAYMENT TO CERTAIN SECURITY HOLDERS FOR PROPERTY ESCHEATED ERRONEOUSLY (WHILE RESERVING THE RIGHT TO PURSUE THEIR CLAIM FOR REPAYMENT WITH THE STATE TO WHICH THE PROPERTY WAS ESCHEATED); A PENALTY OF $250,000. AND THE BANK'S RETENTION OF AN INDEPENDENT CONSULTANT TO REVIEW AND EVALUATE CERTAIN OF THE BANK'S POLICIES AND PROCEDURES.

DATE INITIATED: 04/24/2006

DOCKET/CASE NUMBER: SEC FILE NO. 3-12269

THE BANK OF NEW YORK MELLON - THE BANK OF NEW YORK (THE BANK)

FAILED AS A TRANSFER AGENT TO EXERCISE REASONABLE CARE TO ASCERTAIN THE CORRECT ADDRESSES OF LOST SECURITY HOLDERS AND ESCHEATED ASSETS BELONGING TO THOSE SECURITY HOLDERS TO VARIOUS STATES.

RESOLUTION DATE: 04/24/2006

CEASE AND DESIST ORDER AND A PENALTY OF $250,000.00

OTHER SANCTIONS ORDERED: THE BANK'S AGREEMENT TO OFFER PAYMENT TO CERTAIN SECURITY HOLDERS FOR PROPERTY ESCHEATED ERRONEOUSLY (WHILE RESERVING THE RIGHT TO PURSUE THEIR CLAIM FOR REPAYMENT WITH THE STATE TO WHICH THE PROPERTY WAS ESCHEATED); A PENALTY OF $250,000. AND THE BANK'S RETENTION OF AN INDEPENDENT CONSULTANT TO REVIEW AND EVALUATE CERTAIN OF THE BANK'S POLICIES AND PROCEDURES.